UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

CRAFT BREW ALLIANCE, INC.
(Name of Issuer)

Common Stock, par value $0.005
(Title of Class of Securities)

757473103
(CUSIP Number)

Thomas Larson Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118-1852 Telephone: (314) 577-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473103

1	NAMES OF REPORTING PERSONS
Anheuser-Busch Companies, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,069,047*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
6,069,047*

	10	SHARED DISPOSITIVE POWER
-0- * Shares are subject to contractual restrictions on transfer. See Item 4.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,069,047*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 757473103

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 11 amends the Schedule 13D dated August 22, 1995, as previously amended to the date hereof. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended).

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

Anheuser-Busch, LLC (“AB”), as successor in interest to Anheuser-Busch, Incorporated, and a subsidiary of Anheuser-Busch Companies, LLC (“ABC”), and Craft Brew Alliance, Inc., formerly known as Craft Brewers Alliance, Inc. (“CBA”), are parties to that certain Amended and Restated Exchange and Recapitalization Agreement, dated as of May 1, 2011 (the “Amended and Restated Exchange and Recapitalization Agreement”), and that certain Amended and Restated Master Distributor Agreement (the “Amended and Restated Master Distributor Agreement”), dated as of May 1, 2011, certain terms of which are described in Amendment No. 10 to the ABC Schedule 13D dated August 22, 1995.

On August 23, 2016, AB and CBA entered into Amendment No. 1 to the Amended and Restated Exchange and Recapitalization Agreement and Amendment No. 3 to the Amended and Restated Master Distributor Agreement, to adjust certain commercial terms between the parties.  In addition, CBA and certain affiliates of AB concurrently entered into a Contract Brewing Agreement, dated as of August 23, 2016, providing for the brewing, bottling and packaging by an affiliate of AB of certain CBA products within the United States and an International Distribution Agreement, dated as of August 23, 2016, providing for the international distribution by affiliates of AB of certain CBA products.  A copy of each of these amendments and agreements is filed as an exhibit hereto.

From time to time ABC evaluates its investment in and arrangements with CBA. As a result, ABC may develop proposals or plans relating to CBA or its arrangements with CBA. These proposals or plans may involve amendments to the agreements between ABC and its affiliates and CBA; agreements between CBA and third parties; investments, acquisitions or divestitures by CBA; changes in the operations or management of CBA; sales or purchases of the securities of CBA; merger, reorganization, liquidation, consolidation or other change of control transactions involving CBA; and other changes in CBA’s business or corporate structure.

Item 5.	Interest in Securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Amendment No. 1, dated as of August 23, 2016, to that certain Amended and Restated Exchange and Recapitalization Agreement, dated as of May 1, 2011, between AB, as successor in interest to Anheuser-Busch, Incorporated, and CBA, formerly known as Craft Brewers Alliance, Inc. (incorporated by reference to Exhibit 10.4 to CBA’s Current Report on Form 8-K filed on August 24, 2016).

Exhibit 99.2	Amendment No. 3, dated as of August 23, 2016, to that certain Amended and Restated Master Distributor Agreement, dated as of May 1, 2011, between AB, as successor in interest to Anheuser-Busch, Incorporated, and CBA, formerly known as Craft Brewers Alliance, Inc. (incorporated by reference to Exhibit 10.3 to CBA’s Current Report on Form 8-K filed on August 24, 2016).

Exhibit 99.3	Contract Brewing Agreement, dated as of August 23, 2016, between A-B Commercial Strategies, LLC and CBA (incorporated by reference to Exhibit 10.1 to CBA’s Current Report on Form 8-K filed on August 24, 2016).*

Exhibit 99.4	International Distribution Agreement, dated as of August 23, 2016, between Anheuser-Busch Worldwide Investments, LLC and CBA (incorporated by reference to Exhibit 10.2 to CBA’s Current Report on Form 8-K filed on August 24, 2016).*

* Application has been made by CBA to the Securities and Exchange Commission for confidential treatment of certain portions of this exhibit.  Omitted material for which confidential treatment has been requested has been separately filed by CBA with the Securities and Exchange Commission.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2016

ANHEUSER-BUSCH COMPANIES, LLC

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary

Exhibit Index

Exhibit 99.1	Amendment No. 1, dated as of August 23, 2016, to that certain Amended and Restated Exchange and Recapitalization Agreement, dated as of May 1, 2011, between AB, as successor in interest to Anheuser-Busch, Incorporated, and CBA, formerly known as Craft Brewers Alliance, Inc. (incorporated by reference to Exhibit 10.4 to CBA’s Current Report on Form 8-K filed on August 24, 2016).

Exhibit 99.2	Amendment No. 3, dated as of August 23, 2016, to that certain Amended and Restated Master Distributor Agreement, dated as of May 1, 2011, between AB, as successor in interest to Anheuser-Busch, Incorporated, and CBA, formerly known as Craft Brewers Alliance, Inc. (incorporated by reference to Exhibit 10.3 to CBA’s Current Report on Form 8-K filed on August 24, 2016).

Exhibit 99.3	Contract Brewing Agreement, dated as of August 23, 2016, between A-B Commercial Strategies, LLC and CBA (incorporated by reference to Exhibit 10.1 to CBA’s Current Report on Form 8-K filed on August 24, 2016).*

Exhibit 99.4	International Distribution Agreement, dated as of August 23, 2016, between Anheuser-Busch Worldwide Investments, LLC and CBA (incorporated by reference to Exhibit 10.2 to CBA’s Current Report on Form 8-K filed on August 24, 2016).*

* Application has been made by CBA to the Securities and Exchange Commission for confidential treatment of certain portions of this exhibit.  Omitted material for which confidential treatment has been requested has been separately filed by CBA with the Securities and Exchange Commission.